Mail Stop 3561

August 27, 2009

Mr. Jose Antonio Fernandez Carbajal
Chief Executive Officer
Fomento Economico Mexicano, S.A.B. de C.V.
General Anaya No 601 Pte.
Colonia Bella Vista
Monterrey, NL 64410 Mexico

> **Re:** **Fomento Economico Mexicano, S.A.B. de C.V.**
> **Form 20-F for the Year Ended December 31, 2008**
> **Filed June 30, 2009**
> **File No. 333-08752**

Dear Mr. Carbajal:

We have completed our review of your Form 20-F and related filings and have no further comments at this time.

Sincerely,

Brian Bhandari
Branch Chief
Office of Beverages, Apparel, and
Health Care Services